RICHEMONT

02 SEP 23 AM 9:45

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12 September 2002

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's) exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the trading statement and dividend announcement press releases of our Annual General Meeting. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 171 248 9929 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

Alan Grieve

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

dlw 9/24

COMPAGNIE FINANCIÈRE RICHEMONT AG
RIGISTRASSE 2 CH-6300 ZUG SWITZERLAND
TELEPHONE 041 710 33 22 TELEFAX 041 711 71 02 TELEX 862 336 CFR CH

RICHEMONT

PRESS RELEASE - 12 SEPTEMBER 2002

(EMBARGOED FOR RELEASE AT 07.30h CET)

RICHEMONT ANNUAL GENERAL MEETING 2002

TRADING STATEMENT – COMMENT BY MR JOHANN RUPERT

Zug, 12 September 2002

The Annual General Meeting of Compagnie Financière Richemont AG will be held later today in Zug, Switzerland.

At that meeting, shareholders are expected to approve the proposals of the board of directors for the approval of the financial statements and appropriation of retained earnings. A dividend of € 0.32 per Richemont unit has been proposed, an increase of 7 % compared to the prior year. Shareholders are also expected to approve the transfer of the registered office from Zug to Geneva. A further press release will be issued immediately after the meeting to confirm these decisions.

At the meeting, the Group Chief Executive and Executive Chairman designate, Mr Johann Rupert, will make the following statement in respect of Richemont's current trading performance:

Quote

Since 31 March 2002, the economic climate in which we operate has shown no sign of any improvement. Lower interest rates have had, to some extent, a beneficial effect in terms of keeping consumer-spending running at levels high enough to avoid a serious and prolonged recession in major economies. However, the accounting fiascos involving major US corporations that we have seen over the past year have undermined confidence and caused further turmoil in stock markets at a time when we might otherwise have hoped to see signs of rejuvenation.

Continuing global instability, particularly in terms of the situation in the Middle East, further adds to the uncertainties which impact negatively on the so called 'feel good factor,' which is an important element in supporting the demand for luxury products.

In the first five months of the current financial year, Group sales overall have declined by almost 5 per cent compared to the prior year. However, excluding the negative impact of the strengthening of the euro against both the dollar and the yen during the period, the decline in underlying sales was limited to less than one per cent.

Sales in the Group's most important geographic region, Europe, showed a decline of 6 per cent. Sales grew modestly in local currency terms in each of the Americas, Japan and Asia-Pacific regions but, on translation into the euro, showed an overall decline of some 3 per cent. Notwithstanding close monitoring of the growth in operating expenses, operating profit for the first six months of the year will, therefore, be below the prior year's level.

The months of September to December are critically important to the Group in terms of sales. The current trading environment, however, makes it extremely difficult for us at this time to make any reliable forecast in terms of the likely level of demand during this period.

Richemont's businesses offer products of enduring quality and style and are well placed to withstand these testing times. The Group continues to be in a good position to support those businesses, particularly given the strength of its balance sheet and the significant cash flow from the investment in British American Tobacco.

Unquote.

For its financial year ended 31 March 2002, Richemont reported an increase in sales of 5 % to € 3 860 million. Operating profit for the year decreased by 32 % to € 482 million.

Richemont's interim results for the six-month period to 30 September 2002 will be released on Thursday, 14 November 2002.

Richemont is a Swiss luxury goods group. The Group owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Dunhill, Montblanc and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A.Lange & Söhne, and Officine Panerai.

In addition to its luxury goods business, Richemont holds a 21 % interest in British American Tobacco p.l.c., the world's second largest tobacco company.

COMPAGNIE FINANCIÈRE RICHEMONT AG
RIGISTRASSE 2 CH-6300 ZUG SWITZERLAND
TELEPHONE 041 710 33 22 TELEFAX 041 711 71 02 TELEX 862 336 CFR CH

File no 82-4102

RICHEMONT

PRESS RELEASE - 12 SEPTEMBER 2002

(EMBARGOED FOR RELEASE AT 11.30h CET)

RICHEMONT ANNUAL GENERAL MEETING 2002

DIVIDEND ANNOUNCEMENT

Zug, 12 September 2002

At the Annual General Meeting of Compagnie Financière Richemont AG held today in Zug, the shareholders approved the results for the year, including the proposals of the Board of Directors for the appropriation of retained earnings at 31 March 2002.

A dividend of € 0.32 per Richemont unit will be paid to unitholders by Richemont SA, Luxembourg, a wholly-owned subsidiary of Compagnie Financière Richemont AG. The dividend will be payable without deduction of withholding taxes or charges, on 30 September 2002 against presentation of new coupon number 1. The dividend represents a 7% increase over the prior year dividend.

The shareholders also approved the transfer of the Company's registered office from Zug to Geneva and the adoption of French language statutes.

Richemont has, over each of the last 3 years, executed buy-back programmes to acquire, in aggregate, 23.5 million 'A' units, representing some 4.5 per cent of the 'A' units in circulation. In line with this policy, Richemont today announced a further extension of the time-scale of this programme in terms of which it would be entitled to purchase a further 6.5 million 'A' units, over the coming 24 month period. The units acquired will be used in connection with the Group's long-term, equity-based incentive programmes for executives. The units will be repurchased through both the Virt-x and Johannesburg markets. No second trading line will be introduced on the Swiss Exchange as a consequence of the proposal.

For its financial year ended 31 March 2002, Richemont reported an increase in sales of 5 % to € 3 860 million. Operating profit for the year decreased by 32 % to € 482 million.

Richemont's interim results for the six-month period to 30 September 2002 will be released on Thursday, 14 November 2002.

Richemont is a Swiss luxury goods group. The Group owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Dunhill, Montblanc and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A.Lange & Söhne, and Officine Panerai.

In addition to its luxury goods business, Richemont holds a 21 % interest in British American Tobacco p.l.c., the world's second largest tobacco company.

Further inquiries:

Mr Alan Grieve
Company Secretary

Compagnie Financière Richemont AG
Rigistrasse 2
6300 Zug

Telephone: + 41 41 710 33 22
Telefax: + 41 41 711 71 38

RICHEMONT

02 SEP 23 AM 12:45

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

13 September 2002

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 12 September 2002. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stiefel
Alan Grieve

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

COMPAGNIE FINANCIÈRE RICHEMONT AG
RIGISTRASSE 2 CH-6300 ZUG SWITZERLAND
TELEPHONE 041 710 33 22 TELEFAX 041 711 71 02 TELEX 862 336 CFR CH

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT AG

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont AG in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 5. September 2001:

Periode:	**30. August 2002 bis 12. September 2002**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**0**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (netto / Beginn 14. September 2001):	**3'500'000**
Anzahl "A" Units die einem langfristigen Exekutiv-Leistungsprogramm zugewiesen wurden:	
Nettobestand an eigenen "A" Units per 12. September 2002:	**17'985'100**

Das Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.7% des Aktienkapitals und 1.0% der Stimmrechte).

Datum:	**13. September 2002**
Gesellschaft:	Compagnie Financière Richemont AG
Person:	Alan Grieve / Marius Kuchen
Telefon:	(041) 710 33 22

File no 82-4102

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT AG

Informations concernant le négoce de Compagnie Financière Richemont AG dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 5 septembre 2001:

Période concernée:	**du 30 août 2002 au 12 septembre 2002**
Nombre de "A" units achetées:	**0**
Nombre de "A" units vendues:	**0**
Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 14 septembre 2001):	**3'500'000**
Nombre des "A" units qui ont été affectées à un programme d'intéressement des cadres orienté sur le long terme:	
Position nette en "A" units au 12 septembre 2002	**17'985'100**

Le programme de rachat porte sur un maximum de 10'000'000 "A" units (soit un maximum de 1.7 % du capital et 1.0 % des droits de vote).

Date:	**le 13 septembre 2002**
Société:	Compagnie Financière Richemont AG
Personne:	Alan Grieve / Marius Kuchen
Téléphone:	(041) 710 33 22